[redacted]

09058967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26042

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue (Suite 400)
(No. and Street)

Boston	Massachusetts	02199
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cederlund — (617) 573-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, David Cederlund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Financial Services, Inc., ("BTMUFS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, for the year ended December 31, 2008, are true and correct. I further affirm that neither BTMUFS nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/09 Date

President
Title

Notary Public

THOMAS E. SCRIBNER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 25, 2013

BTMU FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BTMU Financial Services, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of December 31, 2008, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BTMU Financial Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 2,475,967
Advances to affiliate	10,721,678
Fees receivable	400,813
Total Assets	$ 13,598,458

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Management fee payable to affiliate	$ 400,813
Accrued expenses	45,001
Income taxes payable	32,836
Total Liabilities	478,650
Shareholder's Equity:	
Common stock $1 par value; 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,182,798
Retained earnings	4,936,010
Total Shareholder's Equity	13,119,808
Total Liabilities and Shareholder's Equity	$ 13,598,458

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Placement and structuring fees	$ 1,477,555
Interest income	329,446
	1,807,001
Expenses:	
Management fees to affiliate	1,477,555
Association dues	1,230
Other	90,065
	1,568,850
Income before income tax expense	238,151
Income tax expense	100,161
Net income	$ 137,990

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 137,990
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in fees receivable	(400,813)
Decrease in accrued interest receivable	9,831
Increase in management fee payable to affiliate	400,813
Decrease in income taxes payable	(48,378)
Net cash provided by operating activities	99,443
CASH FLOWS FROM INVESTING ACTIVITIES—	
Net decrease in advances receivable from affiliate	906,332
NET INCREASE IN CASH AND CASH EQUIVALENTS—	1,005,775
CASH AND CASH EQUIVALENTS—Beginning of year	1,470,192
CASH AND CASH EQUIVALENTS—End of year	$ 2,475,967
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Income taxes paid	$ 148,539

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
AS OF DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 1,000	$ 8,182,798	$ 4,798,020	$ 12,981,818
Net income			137,990	137,990
Balance, December 31, 2008	$ 1,000	$ 8,182,798	$ 4,936,010	$ 13,119,808

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Financial Services, Inc. ("BTMUFS" or the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company (the "Parent Company"), which in turn is a subsidiary of Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed. Fees receivable consists of placement fees earned on completed transactions where the cash has not yet been received.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statement of cash flows as cash and short-term investments with maturities of less than three months.

Income Taxes - The Company's results of operations are included in the Parent Company consolidated federal and state returns. Pursuant to a tax sharing agreement the Company computes its income taxes on a separate company basis. The accrued federal income taxes in the accompanying statement of financial condition includes taxes reimbursable to or from the Parent Company. The Company believes the method for allocating income tax expense, pursuant to their tax sharing agreement is systematic, rational, and consistent with the broad principles of the Financial Accounting Standards Board ("FASB") Statement No. 109, *Accounting for Income Taxes* ("SFAS 109"). Deferred taxes are determined based on the estimated future tax effects of the difference between the financial statements and the tax basis of assets and liabilities, given the provision of the enacted tax laws.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits with income tax expense in the statement of income and accrued interest and penalties within the tax liability in the statement of financial condition.

Recent Accounting Developments - Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*, which provides a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, which defers

the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. The adoption of SFAS No. 157 did not have a material affect on the Company's results of operations or financial position.

Effective January 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company did not elect fair value treatment for any financial assets or liabilities upon adoption.

3. TRANSACTIONS WITH AFFILIATES

Management fees are assessed by BTMU Capital Corporation ("BTMUCC"), an affiliate of the Company, in consideration for administrative and professional services provided and for reimbursement of operating costs incurred by BTMUCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company.

Advances to an affiliate of $10,721,678 consist of amounts due on demand from an affiliate of the Company with interest received monthly. Interest income on the advances to the affiliate company are computed at a daily LIBOR credit adjusted rate (0.824% at December 31, 2008) amounting to $307,243 for the year ended December 31, 2008.

4. INCOME TAXES

The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. The Company files a consolidated federal income tax return with its Parent Company and a combined state return with other members of its affiliated group. At December 31, 2008, there were no deferred federal or state tax benefits and the Company had a $6,977 tax payable due to the Parent Company.

The income tax expenses are:

Current provision:	
Federal	$ 74,303
State	25,858
Income tax expense	$100,161

The federal statutory rate is reconciled to the effective income tax rate as follows:

	Year Ended December 31, 2008
Statutory federal income tax rate	35.0 %
State income taxes, net of federal tax benefit	7.1
	42.1 %

The Parent Company and its subsidiaries file income tax returns in various jurisdictions. For federal purposes, tax years 1994 through 2001 have been examined and are currently in appeals, tax years 2002 and 2003 are currently under audit, and tax years 2004 through 2008 are open for examination. For Massachusetts purposes the tax years 2005 through 2008 are open for examination. There were no uncertain tax positions as of or during the year ended December 31, 2008.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is registered as a broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3%. At December 31, 2008, the Company's net capital and minimum required net capital were $1,997,317 and $31,909, respectively, and its ratio of aggregate indebtedness to net capital was approximately .24 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

SUPPLEMENTAL SCHEDULES

BTMU FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

TOTAL OWNERSHIP EQUITY	$13,119,808
NONALLOWABLE ASSETS:	
Advances to affiliate	(10,721,678)
Fee receivable	(400,813)
Total nonallowable assets	(11,122,491)
NET CAPITAL	1,997,317
MINIMUM NET CAPITAL REQUIRED (the greater of 6-2/3% of total aggregate indebtedness or $5,000)	31,909
EXCESS NET CAPITAL	$ 1,965,408
Computation of Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 478,650
Ratio of aggregate indebtedness to net capital	.24 to 1

There are no differences between the amounts presented above and the amounts included in the Company's FOCUS Report filed on January 14, 2009.

BTMU FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements of BTMU Financial Services, Inc., (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of and for the year ended December 31, 2008, (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2009

BTMU FINANCIAL SERVICES, INC.
(Formerly, BTM Financial Services, Inc.)
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT